SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13D-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 2)*

                           Orion Acquisition Corp. II
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   686924 102
                   ------------------------------------------
                                 (CUSIP Number)

                                 with a copy to:
                             Andrew D. Hudders, Esq.
                                 Graubard Miller
                          600 Third Avenue - 32nd Floor
                            New York, New York 10016
                                 (212) 816-8614

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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 17, 2004
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 53630P 10 1                                          PAGE 2 OF 7 PAGES
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Greg Bailey                                              I.D. No.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                               (b) |_|
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3     SEC USE ONLY
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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)|_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Canadian
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                  7     SOLE VOTING POWER
 NUMBER OF
   SHARES               636,516
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
 REPORTING              - 0 -
  PERSON          --------------------------------------------------------------
   WITH           9     SOLE DISPOSITIVE POWER

                        636,516
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        - 0 -
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      636,516
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.37%
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14    TYPE OF REPORTING PERSON*

      IN
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

                                  SCHEDULE 13D

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CUSIP NO. 53630P 10 1                                          PAGE 3 OF 7 PAGES
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Topix Inc.                                               I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                               (b) |_|
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3     SEC USE ONLY
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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)|_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
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                  7     SOLE VOTING POWER
 NUMBER OF
   SHARES               207,500
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
 REPORTING              - 0 -
  PERSON          --------------------------------------------------------------
   WITH           9     SOLE DISPOSITIVE POWER

                        207,500
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      207,500
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.15%
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14    TYPE OF REPORTING PERSON*

      CO
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

                                  SCHEDULE 13D

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CUSIP NO. 53630P 10 1                                          PAGE 4 OF 7 PAGES
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ITEM 1.    NAME OF ISSUER:

           This amended Schedule 13D (the "Schedule") relates to the common stock, $.01 par value, ("Common Stock") of Orion Acquisition Corp., II, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 501 Second Street, 211, San Francisco, California 94107.

ITEM 2.    IDENTITY AND BACKGROUND.

           This Schedule is filed by Topix Inc. ("Topix") and Greg Bailey ("Bailey"). This Schedule is being filed by Topix to indicate it owns less than 5% of the equity securities of the Issuer. This Schedule is adding Bailey to reflect his beneficial ownership of more than 5% of the equity securities of the Issuer. The address of the principal office from which Topix and Bailey conduct their principal businesses is 401 Wilshire Blvd., Suite 1020, Santa Monica, California 90401. The principal business activity of Topix is evaluating and making long-term and strategic investments. Topix is incorporated under the laws of the State of Nevada. Bailey is engaged in the business of investment banking. Bailey is an individual of Canadian citizenship. Bailey is the principal shareholder and officer of Topix.

           During the last five years, neither Topix nor Bailey have been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

           On December 17, 2004, Bailey acquired beneficial ownership of 429,016 shares of Common Stock as compensation for services as a placement agent to the Issuer which was immediately transferred to 703149 Ontario Inc. 703149 Ontario Inc. is incorporated under the laws of the Province of Ontario in Canada. Bailey is the principal shareholder and officer of 703149 Ontario Inc., which conducts business at 15 Barberry Place, Suite 809, Toronto, Ontario M2K 1G9. The compensation was issued as 214,508 shares of restricted stock and 214,508 shares subject to a warrant, exercisable immediately for five years at $1.55 per share.

ITEM 4.    PURPOSE OF TRANSACTION.

           The purpose of the acquisition of the shares reported upon was as an investment.

           From time to time, Topix and/or Bailey, directly or indirectly, may acquire additional shares of Common Stock and may dispose of any shares of Common Stock over which it has the right of disposition. As a stockholder of the Issuer, Topix, and/or Bailey may vote its securities or give to another the right to vote its securities, to (i) effect merger, reorganization or liquidation transactions involving the Issuer, (ii) effect a sale or transfer of a substantial portion or all of the assets of the Issuer, (iii) change the composition and number of the present board of directors or management of the Issuer, (iv) effect a material change in the capitalization or dividend policy of the Issuer, (v) effect a change in the business or the business structure of the Issuer, (vi) change one or more provisions of the constituent documents governing the Issuer, (vii) cause the securities, if listed, to be de-listed or deregistered under the federal securities laws, or (viii) otherwise act to influence any of the foregoing by means of its current or future ownership position or by agreement or otherwise.

                                  SCHEDULE 13D

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CUSIP NO. 53630P 10 1                                          PAGE 5 OF 7 PAGES
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ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Bailey has beneficial ownership of the shares and warrants in his own name and those of Topix as the principal shareholder and officer and 703149 Ontario Inc. as the principal shareholder and officer. Therefore, Bailey beneficially owns 636,516 shares of common stock, representing 6.37% of the issued and outstanding common stock of the Issuer. Of this amount, 703149 Ontario Inc. beneficially owns 429,016 shares, representing 214,508 shares of restricted stock and 214,508 shares subject to a five-year purchase option and Topix beneficially owns 150,000 shares of common stock and a further 57,500 shares of common stock which are the subject of one-year public warrants.

           Except as described herein, Topix and Bailey have not effected any transactions in the Common Stock of the Issuer during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Topix and Bailey have no agreements, arrangements, understandings or relationships that relate to the shares reported upon or with the Issuer.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           1. Joint Filing Agreement between Topix and Bailey.

                                  SCHEDULE 13D

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CUSIP NO. 53630P 10 1                                          PAGE 6 OF 7 PAGES
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                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  January 27, 2005

                                                   TOPIX INC.


                                                   /s/ Greg Bailey
                                                   -----------------------------
                                                   By: Authorized Signatory


                                                   /s/ Greg Bailey
                                                   -----------------------------
                                                   Greg Bailey

                                  SCHEDULE 13D

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CUSIP NO. 53630P 10 1                                          PAGE 7 OF 7 PAGES
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                             JOINT FILING AGREEMENT


           Agreement, dated as of December 17, 2004, between Topix Inc. and Greg Bailey (collectively, the "Parties").

           Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, $0.01 par value per share, of Orion Acquisition Corp. II beneficially owned and reported upon in the Schedule 13D of which this agreement is an exhibit ("Schedule 13D") by each of the above-named Parties, and each of the above Parties will file the Schedule 13D on behalf of itself.

           Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.


                                                   TOPIX INC.


                                                   By: /s/ Greg Bailey
                                                     ---------------------------
                                                     Greg Bailey
                                                     Authorized Signatory



                                                      /s/ Greg Bailey
                                                     ---------------------------
                                                     GREG BAILEY